SEC 20004494

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45304

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JHW Financial Services, Inc. dba Financial Telesis, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4340 Redwood Highway, Suite B-75
(No. and Street)

San Rafael (City) **California** (State) **94903** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth S. Collins **(415) 526-2759**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **Elizabeth S. Collins**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **JHW Financial Services, Inc. dba Financial Telesis, Inc.**, as of **December 31, 2019**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Allison Miller

Notary Public

ALLISON MILLER
COMM. #2294906
NOTARY PUBLIC • CALIFORNIA
RIVERSIDE COUNTY
Commission Expires JUNE 25, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholder of
JHW Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JHW Financial Services, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of JHW Financial Services, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JHW Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as JHW Financial Services, Inc.'s auditor since 2009.
Walnut Creek, California
February 19, 2020

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Financial Condition

December 31, 2019

Assets		
Cash and cash equivalents	$	523,638
Commissions receivable		49,722
Accounts receivable		21,609
Other assets		55,661
Property and equipment, net of $12,792 accumulated depreciation		1,470
Total Assets	$	652,100
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	12,040
Accrued pension liability		248,000
Accrued expenses		1,072
Deferred revenue		1,100
Total Liabilities		262,212
Stockholder's Equity		
Common stock $50 stated value;10,000 shares authorized; 100 shares issued and outstanding)		5,000
Additional paid in capital		29,869
Retained earnings		355,019
Total Stockholder's Equity		389,888
Total Liabilities and Stockholder's Equity	$	652,100

The accompanying notes are an integral part of these financial statements.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Income

For the Year Ended December 31, 2019

Revenue		
Investment banking fees	$	2,062,767
Mutual fund and 12b-1 fees		365,220
Consulting fees		282,100
Commissions and fees		133,477
Total Revenue		2,843,564
Operating Expenses		
Commissions		1,846,747
Compensation and benefits		589,732
Professional fees		108,189
Rent		4,392
Depreciation		453
Other operating expenses		114,683
Total Operating Expenses		2,664,196
Income Before Income Tax		179,368
Income tax		2,829
Net Income	$	176,539

The accompanying notes are an integral part of these financial statements.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2019

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
January 1, 2019	$ 5,000	$ 29,869	$ 530,286	$ 565,155
Distributions	-	-	(351,806)	(351,806)
Net income	-	-	176,539	176,539
December 31, 2019	$ 5,000	$ 29,869	$ 355,019	$ 389,888

The accompanying notes are an integral part of these financial statements.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash Flows from Operating Activities		
Net income	$	176,539
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation		453
(Increase) decrease in:		
Commissions receivable		167,220
Accounts receivable		1,506
Other assets		76,833
Increase (decrease) in:		
Accounts payable		(5,321)
Commissions payable		(169,406)
Accrued pension liability		174,840
Accrued expenses		(8,505)
Deferred revenue		(22,550)
Net Cash Provided by Operating Activities		391,609
Cash Flows from Financing Activities		
Distributions paid		(351,806)
Net Cash Used in Financing Activities		(351,806)
Net Increase in Cash and Cash Equivalents		39,803
Cash and cash equivalents at beginning of year		483,835
Cash and Cash Equivalents at End of Year	$	523,638
Supplemental Disclosures:		
Taxes paid	$	2,993

The accompanying notes are an integral part of these financial statements.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2019

1. Organization

JHW Financial Services, Inc. dba Financial Telesis, Inc. (the "Company"), a California S corporation, was incorporated on June 26, 1992 and registered as a broker-dealer under the Securities Exchange Act of 1934 in December 1992. The Company commenced securities transactions in January 1993. The Company primarily operates as an investment banking firm and provides compliance consulting as well as financial and operations principal ("FINOP") services to other registered broker dealers.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. No allowance for uncollectible accounts receivable has been recorded as all receivables are deemed collectible by management as of December 31, 2019.

Equipment
Equipment is recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 years) of the asset. The Company's policy is to capitalize equipment purchases greater than $1,000.

Benefit Plan
The Company provides a pension plan to eligible employees. The Company records annual amounts relating to this plan based on calculations specified by the U.S. GAAP. These U.S. GAAP calculations include various actuarial assumptions as to discount rates, assumed rates of return on plan assets, mortality, and compensation increases.

2. Significant Accounting Policies (continued)

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2019, the Company had one short term lease.

Income Taxes

Commencing in 1995, the Company, with the consent of its stockholder, elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporate income taxes, the Company's taxable income or loss is generally passed through to the corporation's stockholder. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for applicable state income taxes. The Company is no longer subject to income tax examinations by tax authorities for years before 2015.

Deferred income taxes are recognized for differences between the basis of assets and liability for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

The provision for income taxes shown consists of the Company's share of state income taxes of $2,829.

3. Risk Concentration

The Company's cash and cash equivalents consist of cash held at three financial institutions where they each may exceed government insurance limits during the year. At December 31, 2019, the Company's uninsured cash balances totaled $257,420.

4. Lease Obligations

Per FASB 842-20-25-2, the Company has made an accounting policy election not to recognize right-of-use assets and lease liabilities that arise from short-term leases for any class of underlying asset. Since the Company's month-to-month office lease is deemed short term, it does not recognize the related right-of-use asset or lease liability and instead expenses lease payments as incurred therefore having no effect on retained earnings. For the year ended December 31, 2019, the Company paid $4,392 for this short-term lease and expensed such on the Statement of Income.

5. Employee Benefit Plans

The Company has a qualified 401(k) profit sharing plan ("Plan") and a cash balance defined benefit plan ("Pension") for eligible employees.

The Plan covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the Plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company is able to make discretionary contributions to the Plan. For 2019, the Company did not make a contribution to the Plan.

The Pension was established on January 1, 2017. To participate in the Pension, an employee must have completed at least one year of service and have attained the age of twenty-one years. Specifically excluded from the Pension are union employees and highly compensated employees that are not more than 10% direct owners. For each more than 10% direct owner that is eligible, the Pension provides it will annually contribute both 85.34% of the employee's compensation and an additional 5% interest credit. For all other eligible employees, the Pension will contribute 2.5% of the employee's compensation each year. This provision is only limited by Internal Revenue Code Section 401(a)(17) which sets contribution limits of $280,000 in 2019 and $285,000 in 2020. The Company makes contributions to the Pension equal to the amounts accrued for pension expense. The sole stockholder has been designated as the trustee of Pension assets. The trustee has the sole discretion to invest Pension assets, unless specifically directed otherwise by the Pension administrator. The Pension charges an annual service fee on a semi-annual basis. For the year ended December 31, 2019, the Company expensed $3,675 as other operating expenses on the Statement of Income for such fees. There are no other components of pension expense to disclose separately on the Statement of Income.

The annual measurement date is December 31 for the Pension benefits. The following table provides information about the benefit obligation, plan assets, and the funded status of the Company's Plan and Pension benefits as of December 31, 2019:

	Plan	Pension
Fair value of plan assets at December 31	$ 865,078	$ 548,797
Employer contributions	-	73,160
Participant contributions	25,000	-
Benefits paid	-	-
Amounts recognized in the Statement of Financial Condition consist of:		
Assets	$ -	$ -
Liabilities	-	248,000
	$ -	$ 248,000

5. Employee Benefit Plans (continued)

Pension Plan Assets
The Company's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Pension and minimize reliance on Pension sponsor contributions as a source of benefit security. The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation ranges by major asset classes are central to the investment policy. The objective of the target allocations is to ensure Pension assets are invested with the intent to protect assets and provide long-term growth. By protecting Pension assets and providing long term growth, the Pension aims to maximize the amounts available to provide benefits without undue risk. Also considered are the weighted average return of a capital markets model and historical returns on comparable equity, debt, and other investments. The overall investment strategy is to achieve approximately 40% to 60% equities securities and 40% to 60% fixed income securities. At December 31, 2019, the Pension was invested as follows: equity securities 48%, fixed income securities 33%, and cash and cash equivalents of 19%. Fixed income securities include corporate bonds of companies in diversified industries. Other investments are short-term in nature, including certificates of deposit and time deposits.

The fair values of the Company's pension plan assets at December 31, 2019, by asset category are as follows:

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Exchange Traded Funds (a)	$ 4,665	$ 4,665	-	-
Mutual Funds (a)	412,833	412,833	-	-
CDs (b)	26,311	26,311	-	-
Money Market (b)	104,988	104,988	-	-
Total	$ 548,797	$ 548,797	-	-

(a) Securities with the primary objective of approximating the risk and return characteristics of the S&P 500 Index and S&P 700 Index.
(b) Investment vehicles for cash reserves.

6. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking Fees
Clients are provided with a full range of financial advisory services which primarily consist of fees generated in connection with merger, acquisition and restructuring transactions. Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Typically, merger and acquisition engagements consist of both installment fees and transaction fees. Installment fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Transaction fees are recognized at a point in time when the agreed upon service has been provided or transaction is completed since the related performance obligation has been satisfied. Milestone payments are recognized upon the completion of specific milestones.

Mutual Fund Fees, 12b-1 Fees, and Commissions and Fees from Trading ("Fees")
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive Fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

6. Revenues from Contracts with Customers (continued)

Consulting Fees
The Company provides compliance consulting services as well as financial and operations principal services to other registered broker dealers for a monthly consulting fee. These consulting fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

Disaggregation of Revenue
The following table presents the Company's revenues from contracts with customers by business activity for the year ended December 31, 2019:

	Institutional Investors	Private Client	Broker-Dealer	Total
Revenues from contracts with customers:				
Investment banking fees – transaction fees	$ 2,042,767	$ -	$ -	$ 2,042,767
Investment banking fees – installment fees	20,000	-	-	20,000
Mutual fund and 12b-1 fees	-	365,220	-	365,220
Commissions and fees from trading	-	133,477	-	133,477
Consulting fees	-	-	282,100	282,100
Total revenues from contracts with customers	$ 2,062,767	$ 498,697	$ 282,100	$ 2,843,564

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2019. Investment banking fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable as it is probable that a significant reversal of revenue will occur.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue primarily relates to installment fees received in investment banking engagements. Deferred revenue from contracts with customers totaled $23,650 and $1,100 as of January 1, 2019 and December 31, 2019 respectively.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers were $240,057 and $71,331 as of January 1, 2019 and December 31, 2019 respectively. There was no significant impairment related to these receivables for the year ended December 31, 2019.

6. Revenues from Contracts with Customers (continued)

Contract Costs

Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2019.

Expenses associated with investment banking advisory engagements are recognized as incurred as related performance obligations are satisfied over time. All investment banking advisory expenses are recognized as commission expense on the Statement of Income.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $261,426 which exceeded the requirement by $243,945.

8. Subsequent Events

The Company has evaluated subsequent events through February 19, 2020, the date which the financial statements were issued.

SUPPORTING SCHEDULES

Pursuant to Rule 17a-5 of the Securities Exchange Act

JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2019

Net Capital		
Total stockholder's equity	$	389,888
Less: Non-allowable assets		
Commissions receivable		49,722
Accounts receivable		21,609
Other assets		55,661
Property and equipment, net		1,470
Total non-allowable assets		128,462
Net Capital		261,426
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $262,212 or $5,000, whichever is greater		17,481
Excess Net Capital	$	243,945

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2019)

There were no material differences noted in the Company's net capital computation at December 31, 2019.

The accompanying notes are an integral part of these financial statements.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

For the Year Ended December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The accompanying notes are an integral part of these financial statements.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Shareholder of
JHW Financial Services, Inc.

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) JHW Financial Services, Inc. (the "Company") described that it does not fit one of the exemption provisions, but claimed an exemption from 17 C.F.R. §240.15c3-3 based on reliance on footnote 74 to SEC Release 34-70073, and as discussed in the Q & A 8 of the related FAQ issued by the SEC staff (the "exemption") and (2) the Company stated that it met the identified exemption throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on its exemption to Rule 15c3-3 under the Securities Exchange Act of 1934 as defined above.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 19, 2020

SEA RULE 15c3-3 EXEMPTION REPORT

February 11, 2020

I, Elizabeth S. Collins, President of JHW Financial Services, Inc. dba Financial Telesis, Inc. (the "Company") represent the following:

1. The Company claims an exemption from 17 C.F.R §240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions, but it only engages in the retail of mutual funds, broker selling variable life insurance or annuities, and merger and acquisition advisory services and does not hold customer funds or securities.

2. The Company met this exemption from 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ending December 31, 2019 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the exemption from 17 C.F.R §240.15c3-3.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

Elizabeth Collins
President